(212) 318-6095

thomaspeeney@paulhastings.com

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Anu Dubey
Ms. Lauren Hamilton

Re:	Oaktree Asset-Backed Income Fund Inc.
File No. 333-284676
File No. 811-24049
Oaktree Asset-Backed Income Private Placement Fund Inc.
File No. 811-24048

Dear Mses. Dubey and Hamilton:

On behalf of Oaktree Asset-Backed Income Fund Inc. (the “Public Fund”) and Oaktree Asset-Backed Income Private Placement Fund Inc. (the “Private Fund,” and together with the Public Fund, the “Funds”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s supplemental oral comments received on June 16, 2025, and subsequent conversations with the Staff on June 18, 2025, June 20, 2025 and July 18, 2025 in connection with the correspondence letter that was filed on June 3, 2025 (the “June 3rd Correspondence”) in relation to (1) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 for the Public Fund filed on April 16, 2025 (Accession No. 0001104659-25-035477) (the “Public Fund Registration Statement”) and (2) Amendment No. 1 to the Registration Statement on Form N-2 for the Private Fund filed on April 16, 2025 (Accession No. 0001104659-25-035475) (the “Private Fund Registration Statement,” and together with the Public Fund Registration Statement, the “Registration Statements”). This letter also clarifies and supplements certain responses that were made in the June 3rd Correspondence in response to (i) the Staff’s initial comment letter to the Registration Statements, dated February 27, 2025 (the “Initial Comment Letter”); and (ii) the Staff’s initial oral comments received on April 22, 2025, and May 1, 2025, in relation to the Registration Statements (the “Initial Oral Comments”). A second pre-effective amendment to the Public Fund Registration Statement and a second amendment to the Private Fund Registration Statement shall be filed that include appropriate revisions in response to the Staff’s comments.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Placement Fund Inc.

July 22, 2025

For convenience of reference, the Staff’s comments have been reproduced herein. The Funds have taken the liberty of using the defined terms “Public Fund,” “Private Fund,” or the “Funds,” as applicable, in reproducing the Staff’s comments below. All capitalized terms used but not defined in this letter have the meanings given to them in the Public Fund Registration Statement and the Private Fund Registration Statement, as applicable. Where the Funds have revised certain disclosure in the Registration Statements in response to a comment, additions are underlined, and deletions are ~~struck~~.

INITIAL COMMENT LETTER / INITIAL ORAL COMMENTS

Supplemental Comment: Applicable to both Funds. As a follow-up to Comment 15 in the Initial Comment Letter, and Comment 12 of the Initial Oral Comments, while we do not have any further comments at this time regarding your response to prior Comment 12, please understand that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Response: The Funds respectfully acknowledge the Staff’s comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney
Thomas D. Peeney
for Paul Hastings LLP

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